September 10, 2015

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
Washington, D.C. 20549

Re:           root9B Technologies, Inc. (the “Company”)
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014
Form 10-Q for the quarterly period ended June 30, 2015
Amendment No. 1 to Form 8-K filed on April 17, 2015
File No. 0-50502

Dear Mr. Gordon:

Please find our responses to the Staff’s comments contained in your letter of September 1, 2015, regarding the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014, the Company’s Form 10-Q for the quarterly period ended June 30, 2015 and the Company’s Amendment No. 1 to Form 8-K filed on April 17, 2015.  The comments from the Comment Letter are included below. The Company’s response follows each comment.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2014

Exhibits 31.1 and 31.2

1.
We note that in paragraphs 3, 4 and 5 you have replaced “registrant” with “small business issuer” and have deleted “The registrant’s other certifying officer(s) and” in the beginning of paragraphs 4 and 5.  In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K

RESPONSE:     In future filings we will modify the language in our Sarbanes Oxley Act of 2002 Section 302 certifications so that such certifications are exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the quarterly period ended June 30, 2015

Note 8 – Stockholders’ Equity, page 15

2.
We note that warrants were issued in connection with the three equity financing transactions that occurred during three months ended March 31, 2015.  Please tell us how you determined that the warrants qualified for equity accounting and reference the authoritative literature you relied upon to support your accounting.

RESPONSE:    Prior to the filing of our Quarterly Report on Form 10-Q for the period ended June 30, 2015 we conducted internal research and analysis of whether the warrants we issued in connection with the three equity financing transactions that occurred during the three months ended March 31, 2015 (“the warrants”) qualified for equity accounting treatment.

We began the evaluation of the accounting treatment for the warrants by reviewing the characteristics of the warrants as compared to the definition of a derivative instrument in ASC 815, Derivatives and Hedging (“ASC 815”) beginning with paragraph 815-10-15-83.  We determined that the warrants did meet the definition of a derivative.

We then reviewed the scope exception to ASC 815 which is outlined in ASC 815-10-15-74.  Paragraph ASC 815-10-15-74(a) specifies that if a derivative is (1) indexed to the reporting entity’s own stock and (2) would be classified in shareholders’ equity if it were a freestanding derivative, then it shall be excluded from the scope of ASC 815.  If the exclusion is met, the warrants would be accounted for as equity.

To assess whether or not the warrants are indexed to the Company’s own stock, and therefore meet the first part of the exclusion criteria, ASC 815-40-15-5 through 15-8 was considered.  ASC 815-40-15-5 through 15-8 requires a two-step approach in evaluating whether the warrants are considered indexed to our own stock.  Step 1 is to “Evaluate the instrument’s contingent exercise provisions, if any.”  And step 2 is to “Evaluate the instrument’s settlement provisions.”  The warrants are not contingently exercisable but rather, may be exercised at any time.  Accordingly, step 1 is not applicable.  The guidelines for step 2 and evaluating the warrants settlement provisions are outlined in ASC 815-40-15-7D through 815-40-15-7H.  Under Step 2, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by that entity, the feature would be considered indexed to the entity’s own stock.  Additionally, if the feature’s strike price or the number of shares used to calculate the settlement are not fixed, the feature would still be considered indexed to the entity’s own stock if the only variables that could affect the settlement amount would also be variables that are typically used to determine the fair value of a “fixed-for-fixed” forward or option on equity shares.  The settlement amount of the warrants could be adjusted in the event of a stock dividend, a stock split or in the event of aggregation of shares.  However, the only variables that could affect the settlement amount are those that are typically used to determine the fair value of a “fixed-for-fixed” forward or option on equity shares and, therefore, we determined that the warrants were indexed to our stock.

To assess whether or not the warrants would be classified as shareholders’ equity if they were freestanding, ASC 815-40 was considered.  We determined that the warrants were freestanding as it is possible for them to be legally detached and separately exercised.  The warrants are required to be share settled (except in the event that fractional shares would otherwise be issued, which may be cash settled).  Contracts that require physical settlement – i.e., in shares – are initially classified as equity.  Because any contract provision that could require net cash settlement precludes accounting for a contract as equity of the entity (except for those circumstances in which the holders of the underlying shares would also receive cash), all of the conditions in ASC 815-40-25-10 must be met for a contract to be classified as equity.  The conditions are, a) settlement permitted in unregistered shares, b) the Company has sufficient authorized and unissued shares, c) contract contains an explicit share limit, d) no required cash payment if entity fails to timely file e) no cash-settled top-off or make-whole provisions f) no counterparty rights rank higher than shareholder rights and g) no collateral required.  We determined that the warrants met all of these seven conditions.  .

Based on our analysis, we determined that the warrants meet the criteria for being indexed to our own stock and would be classified in shareholders’ equity.  Accordingly, the warrants meet the scope exception for being treated as derivatives and should be classified in shareholders’ equity.

Item 4. Controls and Procedures, page 39

3.
Please confirm that there were no changes in internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  Please also revise future filings beginning with your next Form 10-Q to disclose whether or not there have been such changes during your last fiscal quarter.  Refer to Item 308(c) of Regulation S-K.

RESPONSE:      We confirm that there were no changes in internal control over financial reporting during the quarter ended June 30, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.  In future filings, beginning with our next Form 10-Q, we will disclose whether or not there have been such changes during our last fiscal quarter.

Amendment No. 1 to Form 8-K filed on April 17, 2015

Exhibit 99.1 IPSA International, Inc. Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

4.
We note that the report of your independent registered public accounting firm is not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X.  Please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting firm.

RESPONSE:     The report of our independent registered public accounting firm unintentionally and erroneously omitted the conformed signature of the independent registered public accounting firm.  We will amend our filing and include the conformed signature of the independent registered public accounting firm.

As requested in your letter and in connection with responding to the comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have questions regarding our response or need further information, please feel free to contact the undersigned at (704) 227-3883.

Sincerely,

/s/ Kenneth T. Smith
Kenneth T. Smith
Chief Financial Officer
root9B Technologies, Inc.